MIDTOWN PARTNERS & CO., LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Midtown Partners & Co., LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in May of 2000.

The Company provides advisory and investment banking services for customers located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five to ten years.

Income Taxes: The Company is a proprietorship that is wholly-owned by a corporation (the "Parent") for income tax reporting purposes. Therefore the member will report the entire taxable income on its corporate income tax return, and no income taxes are recorded in the accompanying financial statements.

The Parent has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under these provisions, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Parent, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement.

Securities Owned: Securities owned, which consist of common stocks and warrants received as compensation for services provided and as capital contributions, are recorded at fair market value.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $138,908, which was $133,908 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was .14 to 1.

NOTE C – RELATED PARTY TRANSACTIONS

During 2015, the Company reimbursed the member $7,080 for certain operating expenses paid by the member.

NOTE D – CONCENTRATIONS

Approximately 94% of investment banking revenues were earned from two customers in 2015.

NOTE E – SECURITIES OWNED

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE E – SECURITIES OWNED (Continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2015.

	Fair Value Measurements	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Common stock	$ 120,000	$ 120,000	$ -	$ -
Common stock, not readily marketable	545	545	-	-
Warrants for purchase of common stock	6	-	6	-
	$ 120,551	$ 120,545	$ 6	$ -

Fair value of investments in securities owned is determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather relying on the securities' relationship to other benchmark securities.

There were no securities impaired at December 31, 2015.

NOTE F – LEASES

Operating leases:
The Company leases office facilities under an operating lease. Operating lease expense for 2015 was approximately $143,300.

At December 31, 2015 the approximate future minimum lease payments under office facilities leases are as follows:

2016	$	59,000
	$	59,000

The Company began subleasing a portion of its office facilities in December 2014. Sublease income for 2015 was $38,000 and is included in other income.

At December 31, 2015 the future minimum sublease payments to be received under subleased office facilities leases are approximately as follows:

2016	$	19,000

NOTE G – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2015.

NOTE H – NET LOSS

The Company incurred significant losses in 2015 and 2014. In 2015 and 2014, the Company was dependent upon capital contributions from its sole member for working capital and net capital. A representative of the member has represented that the member has the means and will to make capital contributions, if needed, to insure survival of the Company through at least January 1, 2017. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.